UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2025

Commission File Number: 001-36619

Affimed N.V.

Gottlieb-Daimler-Straße 2

68165 Mannheim,

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

☒ Form 20-F   ☐ Form 40-F

AFFIMED N.V.

As previously disclosed, on May 13, 2025, Affimed N.V. (the “Company”) filed for insolvency with the local court of Mannheim in Germany.

Following such insolvency filing, on May 13, 2025, the Company received a written notice from the staff of the Nasdaq Listing Qualifications Department (the “Staff”) notifying the Company that, in accordance with Nasdaq Listing Rule 5101, 5110(b) and IM-5101-1, the trading of the Company’s common shares will be suspended at the opening of business on May 20, 2025, and a Form 25 Notification of Delisting will be filed with the U.S. Securities Exchange Commission to delist the Company’s securities from The Nasdaq Stock Market (“Nasdaq”). The Staff’s determination was based on (i) the associated public interest concerns raised by the Company’s announcement that it filed for insolvency in the local court of Mannheim in Germany, (ii) concerns regarding the residual equity interest of the existing listed securities holders and (iii) concerns about the Company’s ability to sustain compliance with all requirements for continued listing on Nasdaq. The Company does not expect to appeal this determination.

Additional information and background on the insolvency filings may be found in the Company’s report on Form 6-K filed on May 13, 2025.

On May 14, 2025, the Company issued a press release discussing the Nasdaq notice. A copy of the press release is attached as Exhibit 99.1 to this Form 6-K and is incorporated by reference herein.

FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “goal,” “intend,” “look forward to,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions. Forward-looking statements include, among other things, statements regarding the listing and trading of the Company’s common shares. Actual results may differ materially from the results anticipated by the Company’s forward-looking statements due to certain risks, uncertainties and other factors described under the heading “Risk Factors” in the Company’s filings with the Securities and Exchange Commission. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and the Company assumes no obligation to update these forward-looking statements, even if new information becomes available in the future.

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Affimed N.V. Press Release dated May 14, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AFFIMED N.V.

Date: May 14, 2025	By:	/s/ Shawn Leland
	Name:	Shawn Leland
	Title:	Chief Executive Officer